UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 7, 2009

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

11/F ING Tower 308 Des Voeux Road Central Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

CEO Compensation

On August 13, 2009, the board of directors of CDC Corporation (the “Company”)
approved the payment of a cash bonus of $350,000 to Mr. Peter Yip, the Company’s
Chief Executive Officer, relating to the successful completion of the initial public offering of American Depositary Shares (“ADSs”) representing class A ordinary shares of CDC Software Corporation (“CDC Software”).

Furthermore, in accordance with that certain Amended and Restated Executive
Services (CEO) Agreement dated as of December 19, 2008, as amended, by and between an affiliate of the Company and Asia Pacific Online Limited, an aggregate of 600,000 options to purchase common shares of CDC Corporation held by APOL vested upon the listing of the ADSs on the NASDAQ Global Market on
August 6, 2009.

Exhibit  Description

1.01     Press release dated August 7, 2009
         CDC Corporation to Hold Second Quarter 2009 Earnings Call on August
         18, 2009 at 9:00 AM EDT

1.02     Press release dated August 11, 2009
         CDC Games Completes A Successful Closed Beta Test of The Lord of the
         Rings Online™Shadows of Angmar™

1.03     Press release dated August 17, 2009
         CDC Global Services Agrees to Acquire Business Intelligence Consulting
         Company Serving the Healthcare Market

1.04     Press release dated August 18, 2009
         CDC Corporation Adjusted EBITDA Increases 25 Percent and Operating
         Cash Flow Increases 100 Percent in Second Quarter of 2009 Compared to
         Second Quarter of 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: August 18, 2009	By:	/s/ Peter Yip
	Name:	Peter Yip
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated August 7, 2009 -- CDC Corporation to Hold Second Quarter 2009 Earnings Call on August 18, 2009 at 9:00 AM EDT
1.02	Press release dated August 11, 2009 -- CDC Games Completes A Successful Closed Beta Test of The Lord of the Rings Online™Shadows of Angmar™
1.03	Press release dated August 17, 2009 -- CDC Global Services Agrees to Acquire Business Intelligence Consulting Company Serving the Healthcare Market
1.04	Press release dated August 18, 2009 -- CDC Corporation Adjusted EBITDA Increases 25 Percent and Operating Cash Flow Increases 100 Percent in Second Quarter of 2009 Compared to Second Quarter of 2008